02047709

P.E.
8/7/02

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

INEOS GROUP HOLDINGS Plc
(Exact name of registrant as speci fied in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Registration No: 333 87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ *Form 40-F* __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes __ *No* _X_

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The Company includes "forward-looking statements", within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

- Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;
- Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;
- Raw material costs or supply arrangements;
- Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;
- Our ability to retain existing customers and obtain new customers;
- Our ability to develop new products and technologies successfully;
- The cyclical and highly competitive nature of our businesses;
- Risks related to environmental costs, liabilities or claims; and
- Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as "believe", "expect", "anticipate", "may", "intend", "will", "should", "estimate" and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings - Results of Operations

The results of operations of Ineos Group Holdings for the three-month and six-month periods ended June 30, 2001 include the results of Ineos Oxide, Ineos Fluor and Ineos Silicas as well as Ineos Phenol which we acquired from Degussa AG on May 23, 2001. The results of Ineos Group Holdings for the three-month and six-month periods ended June 30, 2002 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month and six-month periods ended June 30, 2001 and 2002 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Months Period Ended June 30,				Six-Months Period Ended June 30,			
	2001		2002		2001		2002	
	€m	%	€m	%	€m	%	€m	%
Turnover	348.9	100.0	602.0	100.0	577.5	100.0	1,100.6	100.0
Cost of Sales	(265.5)	(76.1)	(484.0)	(80.4)	(430.7)	(74.6)	(883.4)	(80.3)
Gross Profit	83.4	23.9	118.0	19.6	146.8	25.4	217.2	19.7
Distribution costs	(26.5)	(7.6)	(41.2)	(6.9)	(45.1)	(7.8)	(79.0)	(7.2)
Administrative expenses	(23.0)	(6.6)	(22.7)	(3.7)	(41.9)	(7.2)	(41.6)	(3.7)
Exceptional administrative expenses	-	-	(13.9)	(2.3)	-	-	(16.1)	(1.5)
Operating profit	33.9	9.7	40.2	6.7	59.8	10.4	80.5	7.3
Net interest payable	(21.0)	(6.0)	(24.5)	(4.1)	(41.1)	(7.1)	(40.2)	(3.6)
Exceptional finance costs	(20.7)	(5.9)	-	-	(20.7)	(3.6)	-	-
Profit/(loss) on ordinary activities before taxation	(7.8)	(2.2)	15.7	2.6	(2.0)	(0.3)	40.3	3.7
Taxation	(4.3)	(1.2)	(7.9)	(1.3)	(7.4)	(1.3)	(14.9)	(1.4)
Profit/(loss) on ordinary activities after taxation	(12.1)	(3.5)	7.8	1.3	(9.4)	(1.6)	25.4	2.3

Three-Month Period Ended June 30, 2002, Compared to Three-Month Period Ended June 30, 2001

Turnover

Turnover increased by €253.1 million, approximately 72.5% to €602.0 million in 2002 as compared to €348.9 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Cost of sales

Cost of sales increased by €218.5 million, approximately 82.3% to €484.0 million in 2002 as compared to €265.5 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Gross profit

Gross profit increased by €34.6 million, approximately 41.5% to €118.0 million in 2002 as compared to €83.4 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Distribution costs

Distribution costs increased by €14.7 million, approximately 55.4% to €41.2 million in 2002 as compared to €26.5 million in 2001. This increase primar ily reflects the acquisition of Ineos Phenol.

Administrative expenses

Administrative expenses decreased by €0.3 million, approximately 1.3% to €22.7 million in 2002 as compared to €23.0 million in 2001. This decrease is primarily due to the net impact o f lower costs incurred as a result of a number of cost saving projects across the group offset by increased administrative expenses as a result of the acquisition of Ineos Phenol.

Exceptional administrative expenses

Exceptional administrative expenses we re €13.9 million in 2002 compared to no such charges in 2001. These expenses primarily reflect severance costs incurred in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol.

Operating profit

Operating profit increase d by €6.3 million, approximately 18.6% to €40.2 million in 2002 compared to €33.9 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Net interest payable

Net interest payable increased by €3.5 million, approximately 16.7% to €24.5 million in 2002 as compared to €21.0 million in 2001. This increase primarily reflects the new finance structure put in place to fund the acquisition of Ineos Phenol on May 23, 2001.

Exceptional finance costs

Exceptional finance costs incurred in 2001 were €20.7 million as compared to no such charges in 2002. These costs related to the refinancing of the group which took place on May 23, 2001.

Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities increased by €23.5 million, approximately 301.3% to €15.7 million in 2002 as compared to a loss of €7.8 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

Taxation

Taxation increased by €3.6 million, approximately 83.7% to €7.9 million in 2002 as compared to €4.3 million in 2001. The increase reflects the improved profitability of the group.

Profit/(loss) on ordinary activities after taxation

Profit/(loss) on ordinary activities after taxation increased by €19.9 million, approximately 164.5% to €7.8 million in 2002 as compared to a loss of €12.1 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

Six-Month Period Ended June 30, 2002, Compared to Six-Month Period Ended June 30, 2001

Turnover

Turnover increased by €523.1 million, approximately 90.6% to €1,100.6 million in 2002 as compared to €577.5 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Cost of sales

Cost of sales increased by €452.7 million, approximately 105.1% to €883.4 million in 2002 as compared to €430.7 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Gross profit

Gross profit increased by €70.4 million, approximately 47.9% to €217.2 million in 2002 as compared to €146.8 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Distribution costs

Distribution costs increased by €33.9 million, approximately 75.2% to €79.0 million in 2002 as compared to €45.1 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Administrative expenses

Administrative expenses decreased by €0.3 million, approximately 0.7% to €41.6 million in 2002 as compared to €41.9 million in 2001. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group offset by increased administrative expenses as a result of the acquisition of Ineos Phenol.

Exceptional administrative expenses

Exceptional administrative expenses were €16.1 million in 2002 compared to no such charges in 2001. These expenses primarily reflect severance costs incurred in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol.

Operating profit

Operating profit increased by €20.7 million, approximately 34.6% to €80.5 million in 2002 compared to €59.8 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Net interest payable

Net interest payable decreased by €0.9 million, approximately 2.2% to €40.2 million in 2002 as compared to €41.1 million in 2001. This decrease primarily reflects the new finance structure put in place to fund the acquisition of Ineos Phenol on May 23, 2001.

Exceptional finance costs

Exceptional finance costs incurred in 2001 were €20.7 million as compared to no such charges in 2002. These costs related to the refinancing of the group which took place on May 23, 2001.

Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities in creased by €42.3 million, approximately 2,115.0% to €40.3 million in 2002 as compared to a loss of €2.0 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

Taxation

Taxation increased by €7.5 million, approximately 101.3% to €14.9 million in 2002 as compared to €7.4 million in 2001. The increase reflects the improved profitability of the group.

Profit/(loss) on ordinary activities after taxation

Profit/(loss) on ordinary activities after taxation increased by €34.8 million, approximately 370.2% to €25.4 million in 2002 as compared to a loss of €9.4 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

Ineos Oxide

The following table sets forth, for the three -month and six-month periods ended June 30, 2001 and 2002, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended June 30,				Six-Month Period Ended June 30,			
	2001		2002		2001		2002	
	€m	%	€m	%	€m	%	€m	%
Turnover	118.8	100.0	127.4	100.0	212.9	100.0	242.9	100.0
Cost of Sales	(93.2)	(78.5)	(97.6)	(76.6)	(173.3)	(81.4)	(182.3)	(75.1)
Gross Profit	25.6	21.5	29.8	23.4	39.6	18.6	60.6	24.9
Distribution costs	(6.2)	(5.2)	(12.2)	(9.6)	(10.1)	(4.7)	(23.4)	(9.6)
Administrative expenses	(2.5)	(2.1)	(3.1)	(2.4)	(3.0)	(1.4)	(6.3)	(2.6)
Operating profit	16.9	14.2	14.5	11.4	26.5	12.5	30.9	12.7
EBITDA	19.7	16.6	16.4	12.9	31.8	14.9	36.3	14.9

Three-Month Period Ended June 30, 2002, Compared to Three-Month Period Ended June 30, 2001

Turnover

Turnover increased by € 8.6 million, approximately 7.2%, to € 127.4 million for the three -month period ended June 30, 2002, as compared to € 118.8 million for the same period in 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals off set by lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing s elling prices. The increased volumes reflects the full impact of the expansion of the EO/EG plant and the new alkoxylates unit and also includes the recently acquired Acetate Esters business (March 1, 2002.)

The average North Western Europe price for EO as per ICIS LOR de creased to € 877 per tonne for the three-month period ended June 30, 2002, as compared to € 994 per tonne for the same period in 2001.

Whereas the average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR decreased to € 540 per tonne for the three-month period ended June 30, 2002 as compared to € 600 per tonne for the same period in 2001.

Cost of sales

Cost of sales increased by € 4.4 million, approximately 4.7%, to € 97.6 million for the three-month period ended June 30, 2002, as compared to € 93.2 million for the same period in 2001. This increase primarily reflects increased sales volumes in the speciality and intermediate businesses, the effect of the recently acquired Acetate Esters business and the effect of the two week shutdown performed in June 2002 compared to March 2001 last year. This increase was partly offset by decreased ethylene prices.

The average North Western Europe Contract Price for ethylene referenced by ICIS LOR decreased to € 515 per tonne for the three-month period ended 30 June 2002 compared to € 640 per tonne for the same period in 2001.

Gross profit

Gross profit increased by € 4.2 million, approximately 16.4%, to € 29.8 million for the three-month period ended June 30, 2002, as compared to € 25.6 million for the same period in 2001. This increase reflects the increased volumes sold of intermediates and specialities and includes the additional volume and margin on Acetate Esters.

Distribution costs

Distribution costs increased by € 6.0 million, approximately 96.7%, to € 12.2 million for the three-month period ended June 30, 2002, as compared to € 6.2 million for the same period in 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals and the impact of the recently acquired Acetate Esters business.

Administrative expenses

Administrative expenses increased by € 0.6 million, approximately 24%, to € 3.1 million for the three-month period ended June 30, 2002, as compared to € 2.5 million for the same period in 2001.

Operating profit and EBITDA

Operating profit decreased by € 2.4 million, approximately 14.2%, to €14.5 million for the three-month period ended June 30, 2002, as compared to € 16.9 million for the same period in 2001. EBITDA decreased by € 3.3 million, approximately 16.7%, to € 16.4 million for the three-month period ended June 30, 2002, as compared to € 19.7 million for the same period in 2001.

Six-Month Period Ended June 30, 2002, Compared to Six-Month Period Ended June 30, 2001

Turnover

Turnover increased by € 30 million, approximately 14.1%, to € 242.9 million for the six-month period ended June 30, 2002, as compared to € 212.9 million for the same period in 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals offset by lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing selling prices. The increased volumes reflects the full impact of the expansion of the EO/EG plant in Antwerp and the new alkoxylates unit and also includes the recently acquired Ethanolamine and GasSpec TM gas treating amines business (February 12, 2001) and the Acetate Esters Business (March 1, 2002).

The average of the North Western European contract price for EO as per ICIS LOR decreased to € 878 per tonne for the six-month period ended June 30, 2002, as compared to € 994 per tonne for the same period in 2001. Whereas the average of the North Western European contract prices for mono ethylene glycol (MEG) as per ICIS LOR decreased to € 482 per tonne for the six-month period ended June 30, 2002 as compared to € 608 per tonne for the same period in 2001.

Cost of sales

Cost of sales increased by € 9.0 million, approximately 5.2%, to € 182.3 million for the six-month period ended June 30, 2002, as compared to € 173.3 million for the same period in 2001. This primarily reflects increased sales volumes in the speciality and intermediate business and the additional cost of sales related to the newly acquired business. This increase was offset by the decreased ethylene prices.

The average of the North Western European contract price for ethylene as per ICIS LOR decreased to € 506 per tonne for the six-month period ended June 30, 2002, as compared to € 652 per tonne for the same period in 2001.

Gross profit

Gross profit increased by € 21.0 million, approximately 53.1%, to € 60.6 million for the six-month period ended June 30, 2002, as compared to € 39.6 million for the same period in 2001. The increase reflects the increased volumes sold of intermediate and speciality chemicals and includes the additional volumes sold of Acetate Esters since March 1, 2002.

Distribution costs

Distribution costs increased by € 13.3 million, approximately 131.7%, to € 23.4 million for the six-month period ended June 30, 2002, as compared to € 10.1 million for the same period in 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals and the impact of the recently acquired Acetate Esters business.

Administrative expenses

Administrative expenses increased by € 3.3 million, approximately 110%, to € 6.3 million for the six-month period ended June 30, 2002 as compared to € 3.0 million for the same period in 2001. Excluding the 'other income' item of € 1.3 million related to a third party contract settlement, administrative expenses increased by € 2.0 million for the six-month period ended June 30, 2002 as compared to the same period in 2001. This reflects the impact of the acquisition of the EOA and gas treating amines business per mid February 2001.

Operating profit and EBITDA

Operating profit increased by € 4.4 million, approximately 16.6%, to € 30.9 million for the six-month period ended June 30, 2002, as compared to € 26.5 million for the same period in 2001. EBITDA increased by € 4.5 million, approximately 14.2%, to € 36.3 million for the six-month period ended June 30, 2002, as compared to € 31.8 million for the same period in 2001.

Ineos Phenol

The following table sets forth, for the three-month and six-month periods ended June 30, 2001 and 2002, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover. The following discussion with respect to Ineos Phenol for the period prior to May 23, 2001, relates to the business when it was under the ownership of Degussa AG.

	Three-Month Period Ended June 30,				Six-Month Period Ended June 30,			
	2001		2002		2001		2002	
	€m	%	€m	%	€m	%	€m	%
Turnover	287.4	100.0	321.8	100.0	617.0	100.0	572.3	100.0
Cost of Sales	(272.1)	(94.7)	(286.2)	(88.9)	(582.2)	(94.4)	(505.0)	(88.2)
Gross Profit	15.3	5.3	35.6	11.1	34.8	5.6	67.3	11.8
Distribution costs	(12.6)	(4.4)	(16.8)	(5.2)	(27.9)	(4.5)	(31.9)	(5.6)
Administrative expenses	(1.1)	(0.4)	(2.7)	(1.2)	(4.6)	(0.7)	(5.4)	(1.3)
Exceptional administrative expenses	-	-	(1.0)	-	-	-	(1.8)	-
Operating profit	1.6	0.5	15.1	4.7	2.3	0.4	28.2	4.9
EBITDA	14.8	5.2	24.2	7.5	29.7	4.8	46.2	8.1

Three-Month Period Ended June 30, 2002, Compared to Three-Month Period Ended June 30, 2001

Turnover

Turnover increased by €34.4 million, approximately 12.0%, to €321.8 million for the three-month period ended June 30, 2002, as compared to €287.4 million for the same period in 2001. This increase reflects increased sales volumes, particularly due to exports into the Asian region, partially offset by lower sales prices for phenol and acetone in the US and for phenol in Europe.

Western European phenol prices (per CMAI) decreased to €520 per tonne for the three month period ended June 30, 2002, as compared to €746 per tonne for the same period in 2001, whereas acetone prices increased slightly to €538 for the three month period ended June 30, 2002, as compared to €519 per tonne for the same period in 2001. US phenol and acetone prices (per CMAI) decreased to $683 per metric tonne and $308 per metric tonne, respectively, for the three month period ended June 30, 2002, as compared to $716 per metric tonne and $369 per metric tonne, respectively, for the same period in 2001.

Cost of sales

Cost of sales increased by €14.1 million, approximately 5.2%, to €286.2 million for the three-month period ended June 30, 2002, as compared to €272.1 million for the same period in 2001. This increase reflects higher raw material consumption due to higher utilisation mainly of the US plant, only partially offset by lower depreciation related to fair market value adjustments as well as lower energy costs, primarily defined by the gas price, in the US.

Western European benzene contract prices (per CMAI) increased to €399 per tonne, for the three-month period ended June 30, 2002, as compared to €380 per tonne for the same period in 2001. Western European propylene contract prices (per CMAI) decreased to €438 per tonne, for the three-month period ended June 30, 2002, as compared to €475 per tonne, for the same period in 2001. US benzene and propylene contract prices (per CMAI) increased to $375 per tonne and $417 per tonne, respectively, for the three-month period ended June 30, 2002, as compared to $339 per tonne and $342 per tonne, respectively, for the same period in 2001.

Gross profit

Gross profit increased by €20.3 million, approximately 132.7%, to €35.6 million in the three-month period ended June 30, 2002, as compared to €15.3 million for the same period in 2001. This increase reflects the increase in sales volume more than offsetting the downward drift of sales prices and the increased costs of sales.

Distribution costs

Distribution costs increased by €4.2 million, approximately 33.3%, to €16.8 million for the three-month period ended June 30, 2002, as compared to €12.6 million for the same period in 2001. This increase reflects the higher sales volume from the US into the Asian market, contributing to the overall increase in distribution costs.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, increased by €1.6 million, approximately 145.5%, to €2.7 million for the three-month period ended June 30, 2002, as compared to € 1.1 million for the same period in 2001. This increase reflects higher depreciation due to fair market value adjustments as well as the reclassification of other operating income, which was included in administrative expenses in 2001 whereas in 2002 it has been included as part of cost of sales.

Exceptional administrative expenses

Exceptional administrative expenses were €1.0 million in 2002 compared to no such charges in 2001. These expenses primarily reflect severance costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Operating profit and EBITDA

Operating profit increased by €13.5 million, approximately 843.8%, to €15.1 million for the three-month period ended June 30, 2002, as compared with €1.6 million for the same period in 2001. This increase primarily reflects higher sales volumes, particularly from the US into the Asian market, and is only partially offset by increased distribution costs and administrative expenses.

EBITDA increased by €9.4 million, approximately 63.5%, to €24.2 million for the three-month period ended June 30, 2002, as compared with €14.8 million for the same period in 2001.

Six-Month Period Ended June 30, 2002, Compared to Six-Month Period Ended June 30, 2001

Turnover

Turnover decreased by €44.7 million, approximately 7.2%, to €572.3 million for the six-month period ended June 30, 2002, as compared to €617.0 million for the same period in 2001. This decrease reflects lower sales prices in line with decreased raw material prices, partially offset by increased total sales volumes.

Western European phenol and acetone prices (per CMAI) decreased to €475 per tonne and €489 per tonne, respectively, for the six month period ended June 30, 2002, as compared to €816 per tonne and €533 per tonne, respectively for the same period in 2001. US phenol and acetone prices (per CMAI) decreased to $636 per metric tonne and $307 per metric tonne, respectively, for the six month period ended June 30, 2002, as compared to $731 per metric tonne and $394 per metric tonne, respectively, for the same period in 2001.

Cost of sales

Cost of sales decreased by €77.2 million, approximately 13.3%, to €505.0 million for the six -month period ended June 30, 2002, as compared to €582.2 million for the same period in 2001. This decrease reflects primarily the decrease in raw material prices, combined with lower energy costs and lower depreciation due to fair market value adjustments, partially offset by increased plant utilisation.

Western European benzene and propylene contract prices (per CMAI) decreased to €319 per tonne and €401 per tonne, respectively for the six-month period ended June 30, 2002, as compared to €385 per tonne and €500 per tonne, respectively, for the same period in 2001. US benzene and propylene contract prices (per CMAI) increased to $316 per tonne and $371 per tonne, respectively, for the six-month period ended June 30, 2002, as compared to $366 per tonne and $421 per tonne, respectively, for the same period in 2001.

Gross profit

Gross profit increased by €32.5 million, approximately 93.4%, to €67.3 million in the si x-month period ended June 30, 2002, as compared to €34.8 million for the same period in 2001. This increase reflects the decrease in costs of sales, due to lower energy and raw material costs as well as lower depreciation, partially offset by the decrease in turnover due to the lower sales prices.

Distribution costs

Distribution costs increased by €4.0 million, approximately 14.3%, to €31.9 million for the six -month period ended June 30, 2002, as compared to €27.9 million for the same period in 2001. Th is increase reflects primarily the increase of exports from the US to the Asian market in second quarter 2002, whereas distribution costs in first quarter 2002 were on a comparable level to the same period in 2001.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, increased by €0.8 million, approximately 17.4%, to €5.4 million for the six -month period ended June 30, 2002, as compared to €4.6 million for the same period in 2001. Thi s increase primarily reflects higher depreciation due to fair market value adjustments as well as the reclassification of other operating income, which was included in administrative expenses in 2001 whereas in 2002 it has been included as part of cost of sales.

Exceptional administrative expenses

Exceptional administrative expenses were €1.8 million in 2002 compared to no such charges in 2001. These expenses primarily reflect severance costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degu ssa.

Operating profit and EBITDA

Operating profit increased by €25.9 million, approximately 1,126.1%, to €28.2 million for the six - month period ended June 30, 2002, as compared with €2.3 million for the same period in 2001. This increase primarily reflec ts higher sales volumes, particularly from the US into the Asian market, and is only partially offset by increased distribution costs and administrative expenses.

EBITDA increased by €16.5 million, approximately 55.6%, to €46.2 million for the six -month period ended June 30, 2002, as compared with €29.7 million for the same period in 2001.

Ineos Fluor

The following table sets forth, for the three -month and six-month periods ended June 30, 2001 and 2002, turnover and expenses of Ineos Fluor and such amoun ts as percentages of turnover.

	Three-Months Period Ended June 30,				Six-Months Period Ended June 30,			
	2001		2002		2001		2002	
	€m	%	€m	%	€m	%	€m	%
Turnover	88.2	100.0	89.6	100.0	165.0	100.0	163.2	100.0
Cost of sales	(60.8)	(68.9)	(62.1)	(69.3)	(112.9)	(68.4)	(119.8)	(73.4)
Gross profit	27.4	31.1	27.5	30.7	52.1	31.6	43.4	26.6
Distribution costs	(7.7)	(8.7)	(5.8)	(6.5)	(13.2)	(8.0)	(11.4)	(7.0)
Administrative expenses	(7.0)	(8.0)	(5.3)	(5.9)	(13.4)	(8.1)	(8.0)	(4.9)
Exceptional administrative expenses	—	-	-	—	—	-	(0.2)	(0.1)
Operating profit	12.7	14.4	16.4	18.3	25.5	15.5	23.8	14.6
EBITDA	17.6	20.0	21.9	24.5	34.8	21.1	34.8	21.3

Three-Month Period Ended June 30, 2002 Compared to Three-Month Period Ended June 30, 2001

Turnover

Turnover increased by €1.4 million, approximately 1.6% to €89.6 million for the three -month period ended June 30, 2002 as compared to €88.2 million for the same period in 2001. The increase reflects increased sales volumes for HFC 134a partly offset by reduced sales volumes for HCFC 22 and lower HFC 134a prices.

Cost of sales

Cost of sales increased by €1.3 million, approximately 2.1% to €62.1 million for the three-month period ended June 30, 2002 as compared to €60.8 million for the same period in 2001. This increase was primarily due to increased volumes for HFC 134a and €3.1 million additional depreciation arising from the fair value review which resulted i n a depreciation charge of €8.5 million for the three month period ended June 30, 2002 compared to €5.4 million for the same period in 2001.

Gross profit

Gross profit increased by €0.1 million, approximately 6.6% to €27.5 million for the three -month period ended June 30, 2002 as compared to €27.4 million for the same period in 2001. Average product gross margins decreased primarily due to lower HFC 134a prices and additional depreciation arising from the fair value review.

Distribution costs

Distribution costs decreased by €1.9 million, approximately 24.7% to €5.8 million for the three -month period ended June 30, 2002 as compared to €7.7 million for the same period in 2001. This decrease reflects a reduction in volumes sold of HCFC 22 and savings from improved shipping utilisation rates.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €1.7 million, approximately 24.3% to €5.3 million for the three -month period ended June 30, 2002 as compared to €7.0 million for the same period in 2001. Administrative expenses include a €3.1 million credit for amortisation of goodwill for the three -month period ended June 30, 2002 as compared to €0.6 million for the same period in 2001.

Operating profit and EBITDA

Operating profit increased by €3.7 million, approximately 29.1% to €16.4 million for the three -month period ended June 30, 2002 as compared to €12.7 million for the same period in 2001. EBITDA increased by €4.3 million, approximately 24.4% to €21.9 million for the three -month period ended June 30, 2002 as compared to €17.6 million for the same period in 2001.

Six-Month Period Ended June 30, 2002, Compared to Six-Month Period Ended June 30, 2001

Turnover

Turnover decreased by €1.8 million, approximately 1.1%, to €163.2 million for the six -month period ended June 30, 2002, as compared to €165.0 million for the same period in 2001. The decrease reflects lower HCFC22 sales volumes and a reduction in the selling price of 134a, offset by increased sales volumes for HFC 134a.

Cost of sales

Cost of sales increased by €6.9 million, approximately 6.1%, to €119.8 million for the six -month period ended June 30, 2002, as compared to €112.9 million for the same period in 2001. This increase reflects increased sales volumes for HFCs, partially offset by lower HCFC22 volumes and €6.6 million additional depreciation arising from the fair value review which resulted in a depreciation charge of €17.0 million for the six month peri od ended June 30, 2002 as compared to €10.4 million for the same period in 2001.

Gross profit

Gross profit decreased by €8.7million, approximately 16.7%, to €43.4 million for the six -month period ended June 30, 2002, as compared to €52.1 million for the same period in 2001. This decrease primarily reflects lower selling prices for HFC 134a offset by higher HFC 134a sales volumes and the additional depreciation arising from the fair value review. Raw material prices remained largely unchanged.

Distribution costs

Distribution costs decreased by €1.8million, approximately 13.6%, to €11.4 million for the six -month period ended June 30, 2002, as compared to €13.2 million for the same period in 2001. This decrease reflects a reduction in volumes sold of HCFC 22 and savings from improved shipping utilisation rates.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, reduced by €5.4 million, approximately 40.3%, to €8.0 million for t he six-month period ended June 30, 2002, as compared to €13.4 million for the same period in 2001. Administrative expenses include a €6.4 million credit for amortisation of goodwill for the six -month period ended June 30, 2002 as compared to €1.3 million for the same period in 2001.

Exceptional administrative expenses

Exceptional administrative expenses in 2002 were €0.2 million, compared to no such charges in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit decreased by €1.4 million, approximately 5.5%, to €23.8 million for the six-month period ended June 30, 2002 as compared to €25.2 million for the same period in 2001. EBITDA was €34.8 million in both years.

Ineos Silicas

The following tables sets forth, for the three -month and six-month periods ended June 30, 2001 and 2002, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Months Period Ended June 30,				Six-Months Period Ended June 30,			
	2001		2002		2001		2002	
	€m	%	€m	%	€m	%	€m	%
Turnover	57.2	100.0	63.2	100.0	114.9	100.0	122.2	100.0
Cost of sales	(32.0)	(55.9)	(38.1)	(60.2)	(65.0)	(56.6)	(76.3)	(62.4)
Gross profit	25.2	44.1	25.1	39.8	49.9	43.4	45.9	37.6
Distribution costs	(9.6)	(16.8)	(6.4)	(10.1)	(18.8)	(16.4)	(12.3)	(10.1)
Administrative expenses	(12.9)	(22.6)	(11.6)	(18.3)	(24.6)	(21.4)	(21.9)	(17.9)
Exceptional administrative expenses	-	-	(12.9)	(20.4)	-	-	(14.1)	(11.5)
Operating profit/(loss)	2.7	4.7	(5.8)	(9.1)	6.5	5.6	(2.4)	(1.9)
EBITDA	6.6	11.5	11.6	18.3	13.6	11.8	21.3	17.4

Three-Month Period ended June 30, 2002, Compared to Three-Month Period Ended June 30, 2001

Turnover

Turnover increased by €6.0 million, approximately 10.5%, to €63.2 million in 2002, as compared to €57.2 million in 2001. Higher sales of zeolites in Europe and silicas in most regions offset lower silicate sales, most of which were in Europe.

Cost of sales

Cost of sales increased by €6.1 million, approximately 19.1%, to €38.1 million in 2002, as compared to €32.0 million in 2001. The increase was due to the higher level of sales and a higher depreciati on charge.

Gross profit

Gross profit decreased by €0.1 million to €25.1 million despite the higher sales, a result of the product mix in silicas and the higher depreciation charge, offset by lower raw material costs.

Distribution costs

Distribution costs decreased by €3.2 million, approximately 33.3%, to €6.4 million in 2002, as compared to €9.6 million in 2001. Zeolite volumes in North America, where the distribution cost per ton is relatively high, were again lower in the second quarter of 2002 as compared to the second quarter of 2001.

Administrative expenses

Administrative expenses decreased by €1.3 million, approximately 10.1%, to €11.6 million in 2002, as compared to €12.9 million in 2001. The decrease is a result of the restructuring program , which was launched, in the second half of 2001.

Exceptional administrative expenses

Exceptional administrative expenses in the second quarter of 2002 were €12.9 million, compared to € nil in 2001. These costs recognise the anticipated severance and other redundancy related costs incurred to complete the restructuring program.

Operating profit/(loss) and EBITDA

Operating profit decreased by €8.5 million in 2002 to a loss of €(5.8) million in 2002, as compared to a profit of €2.7 million in 2001. Excluding exceptional administrative expenses, operating profit increased by €4.4 million, approximately 162.9%, to €7.1 million in 2002, as compared to €2.7 million in 2001. EBITDA increased by €5.0 million, approximately 75.8%, to €11.6 million in 2002, as compared to €6.6 million in 2001.

Six-Month Period Ended June 30, 2002, Compared to Six-Month Period Ended June 30, 2001

Turnover

Turnover increased by €7.3 million, approximately 6.4%, to €122.2 million in 2002, as compared to €114.9 million in 2001. Higher sales of zeolites in Europe and silicas in all regions offset lower silicate sales in Europe and lower zeolite sales in North America.

Cost of sales

Cost of sales increased by €11.3 million, approximately 17.4%, to €76.3 million in 2002, as compared to €65.0 million in 2001. The increase was due to the higher level of sales and higher depreciation charges in 2002.

Gross profit

Gross profit decreased by €4.0 million, approximately 8.0%, to €45.9 million in 2002, as compared to €49.9 million in 2001. This is a result of the product mix in silicas, which was influenced by high volumes of lower gross margin personal care exports and a higher depreciation charge, offset by declining raw material prices, mainly caustic soda.

Distribution costs

Distribution costs decreased by €6.5 million, approximately 34.6%, to €12.3 million in 2002, as compared to €18.8 million in 2001. Zeolite volumes in North America, where the distribution cost per ton is relatively high, have been lower in 2002 as compared to the first half of 2001. Additionally, warehousing costs have been reduced over the period.

Administrative expenses

Administrative expenses decreased by €2.7 million, approximately 10.9%, to €21.9 million in 2002, as compared to €24.6 million in 2001. The decrease is a result of the restructuring program, which was launched, in the second half of 2001.

Exceptional administrative expenses

Exceptional administrative expenses in the first 6 months of 2002 were €14.1 million, compared to € nil in 2001. The costs reflect anticipated severance and other redundancy related costs incurred to complete the global restructuring program.

Operating profit/(loss) and EBITDA

Operating profit decreased by €8.9 million in 2002 to a loss of €(2.4) million in 2002, as compared to a profit of €6.5 million in 2001. Excluding exceptional administrative expenses, operating profit increased by €5.2 million, approximately 80.0%, to €11.7 million in 2002, as compared to €6.5 million in 2001. EBITDA increased by €7.7 million, approximately 56.6%, to €21.3 million in 2002, as compared to €13.6 million in 2001.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €66.4 million for the period from January 1, 2002 to June 30, 2002.

On March 1, 2002 Ineos Oxide completed the acquisition of the Acetate Esters business from BP. The acquisition was financed out of cash flow.

The Company held net cash balances of €71.0 million as at June 30, 2002, and had no drawings under the €100 million revolving credit facility. The Company has repaid a total of €58.7 million of the Senior Credit Agreement in the period ended June 30, 2002. Net debt as at June 30, 2002 was €856.7 million (December 31, 2001: €889.3 million).

Capital expenditure during the six months end ed June 30, 2002 was €19.2 million analysed as follows:

Ineos Oxide	7.6
Ineos Phenol	2.9
Ineos Fluor	4.6
Ineos Silicas	4.1
	19.2

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future econ omic conditions and to financial, business and other factors, many of which are beyond management's control.

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,	
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)	
Turnover	348.9	602.0	577.5	1,100.6
Cost of sales	(265.5)	(484.0)	(430.7)	(883.4)
Gross profit	83.4	118.0	146.8	217.2
Distribution costs	(26.5)	(41.2)	(45.1)	(79.0)
Administrative expenses	(23.0)	(22.7)	(41.9)	(41.6)
Exceptional administrative expenses	-	(13.9)	-	(16.1)
Operating profit	33.9	40.2	59.8	80.5
Net interest payable	(21.0)	(24.5)	(41.1)	(40.2)
Exceptional finance costs	(20.7)	-	(20.7)	-
Profit/(loss) on ordinary activities before taxation	(7.8)	15.7	(2.0)	40.3
Taxation on profit/(loss) on ordinary activities	(4.3)	(7.9)	(7.4)	(14.9)
Profit/(loss) on ordinary activities after taxation	(12.1)	7.8	(9.4)	25.4
Equity dividends	-	-	(2.1)	-
Profit/(loss) for the financial period	(12.1)	7.8	(11.5)	25.4
Depreciation and amortization included above	15.0	20.0	25.7	42.0

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31, 2001	June 30, 2002
	(€ in millions)	
Fixed assets		
Investments	1.6	1.1
Tangible fixed assets	1,135.6	1,039.0
Intangible fixed assets	15.1	15.0
Negative goodwill	(340.7)	(297.2)
	811.6	757.9
Current assets		
Cash at bank and in hand	121.2	71.4
Stocks	152.3	140.0
Debtors : amounts falling due within one year	308.8	435.8
Debtors : amounts falling due after one year	47.0	29.5
	629.3	676.7
Creditors : amounts falling due within one year	(409.5)	(447.5)
Net current assets	219.8	229.2
Total assets less current liabilities	1,031.4	987.1
Creditors : amounts falling after one year	(892.4)	(835.7)
Provisions for liabilities and charges	(53.2)	(63.2)
Net assets	85.8	88.2
Capital and reserves		
Share capital	17.7	17.7
Share premium	51.1	51.1
Profit and loss account	17.0	19.4
Equity shareholders' funds	85.8	88.2

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Six-Month Period Ended June 30,	
	2001	2002
	(€ in millions)	
Operating profit	59.8	80.5
Depreciation of tangible assets	29.0	46.1
Amortization of goodwill/(write back of negative goodwill)	(3.3)	(4.1)
Increase/(decrease) in stocks	(18.7)	15.7
Increase in debtors	(11.7)	(80.3)
Increase in creditors and provisions	26.0	8.5
Net cash flow from operating activities	81.1	66.4
Returns on investments and servicing of finance		
Interest received	0.5	1.2
Interest and other financing charges paid	(50.7)	(26.1)
Issue cost of debt finance raised	(38.9)	-
	(89.1)	(24.9)
Taxation paid	(4.7)	(4.3)
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(23.1)	(19.2)
Acquisitions of businesses	(807.2)	(4.6)
Equity dividends paid	(2.1)	-
Net cash flow before financing	(845.1)	13.4
Financing		
Bank loans	1,497.7	-
Repayment of previous borrowings	(618.0)	-
Repayment of bank loans	-	(58.7)
Repayment of Senior Secured Notes	-	(1.6)
Capital repayment on finance leases	-	(1.8)
	879.7	(62.1)
Increase/(decrease) in cash	34.6	(48.7)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

	Equity Shareholders Funds (€ in millions)
At January 1, 2002	85.8
Retained profit for the current period	25.4
Currency translation differences	(23.0)
At June 30, 2002	88.2

The accompanying notes are an integral part of these consolidated financia l statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the "Company"), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. With effect from January 1, 2001, the financial statements present the results of operations and financial position of Ineos Oxide, Ineos Fluor and Ineos Silicas. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. The financial statements include the results of Ineos Phenol from May 23, 2001, the date on which it was acquired from Degussa AG.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP").

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2001 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention.

3. SEGMENTAL INFORMATION

Class of business

The Company's business comprises the production and distribution of intermediate and speciality chemicals. During 2001, the Company acquired Ineos Fluor, Ineos Silicas and Ineos Phenol business segments. The Company's management reporting procedures have been reorganised to reflect these acquisitions.

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month period ended June 30,		Six-Month period ended June 30,	
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)	
Turnover				
Ineos Oxide	118.8	127.4	212.9	242.9
Ineos Fluor	88.2	89.6	165.0	163.2
Ineos Silicas	57.2	63.2	114.9	122.2
Ineos Phenol	84.7	321.8	84.7	572.3
	348.9	602.0	577.5	1,100.6
EBITDA				
Ineos Oxide	19.7	16.4	31.8	36.3
Ineos Fluor	17.6	21.9	34.8	34.8
Ineos Silicas	6.6	11.6	13.6	21.3
Ineos Phenol	5.8	24.2	5.8	46.2
	49.7	74.1	86.0	138.6

Reconciliation of earnings before operating exceptional items, interest, taxati on, depreciation and amortization ('EBITDA') to operating profit:

	Three-Month period ended June 30,		Six-Month period ended June 30,	
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)	
EBITDA	49.7	74.1	86.0	138.6
Depreciation and amortization	(15.0)	(20.0)	(25.7)	(42.0)
Exceptional restructuring costs	(0.8)	(13.9)	(0.5)	(16.1)
Operating profit	33.9	40.2	59.8	80.5

4. INCOME TAXES

The income tax charge for the three -month and six-month periods ended June 30, 2001 and 2002, is calculated based on the expected effective tax rate for the year.

5. INVENTORY

	December 31, 2001	June 30, 2002
	(€ in millions)	
Raw materials and consumables	50.8	50.9
Work in progress	11.7	10.5
Finished products	89.8	78.6
	152.3	140.0

6. BORROWINGS

Long-term obligations as of December 31, 2001 and June 30, 2002 are as follows:

	December 31, 2001	June 30, 2002
	(€ in millions)	
Senior Credit Agreement	740.7	661.6
10½% Senior Notes	260.0	260.0
Senior Secured Notes	1.6	-
Unamortized debt issue costs	(27.5)	(25.4)
	974.8	896.2
Less: amounts falling due within one year	(86.9)	(64.7)
	887.9	831.5
Finance leases	4.5	4.2
	892.4	835.7

Senior Secured Notes

On May 5, 1998, the Company issued DM190 million in 8.625% Senior Secured Notes due 2005 pursuant to a private offering. On December 14, 1998, the Company issued DM186,870,000 new 8.625% Senior Secured Notes due 2005 pursuant to an exchange offer whereby holders of DM186,870,000 of the original notes received new notes which have been registered under the Securities Act of 1933 as amended, but are otherwise identical to the orig inal notes. On April 11, 2001 the Company announced a Tender Offer to redeem the Senior Secured Notes. The consent of the Note holders was subsequently obtained and 98.3% of the Senior Secured Notes were redeemed on May 23, 2001. The outstanding Senior Secured Notes of €1.6 million at December 31, 2001 were redeemed on April 30, 2002. The funds to repay these amounts were paid into an escrow account and were included in other debtors at December 31, 2001.

Senior Notes

On July 19, 2001, the Company issued €260 million in 10½% Senior Notes due 2010 pursuant to a private offering.

The Senior Notes bear interest at 10½% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as not ed below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any t ime prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12 -month period beginning August 1 of the years indicated below:

Year	Redemption Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if an y, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the In denture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggr egate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €6.1 million (2001: €6.4 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, res tricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the "Senior Credit Agreement") which consists of Term Loans ("Term Loan A", "Term Loan B" and "Term Loan C") and a revolving credit facility (the "Revolving Credit Facility"). The Term Loans outstanding at June 30 , 2001 were €661.6 million, of which €64.7 million is due within one year. The total amounts outstanding on Term Loan A were €340.4 million, Term Loan B were €173.3 million and Term Loan C were €147.9 million.

6. BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual installments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.25% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortized debt issue costs of €19.3 million (2001: €21.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management's opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

In December 2000, the ASB issued FRS 19, ''Deferred Tax''. FRS 19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. The Company is required to comply with FRS 19 in its financial statements for the year ending December 31, 2002. The Company is currently assessing the impact of FRS 19 on its financial position and results of operations.

In June 2001, the Financial Accounting Standards Board ("FASB" or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations", and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", collectively referred to as the "standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations". The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, "Intangible Assets", and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

intangible assets; require that goodwill and indefinite -lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired); require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty -year limitation on the amortization period of intangible assets that ha ve finite lives.

The Company will adopt the provisions of SFAS 142 in its financial statements for the year ended December 31, 2002. The Company is in the process of preparing for its adoption of SFAS 142 and its making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company is also in the process of evaluating the useful lives of its existing intangible assets. It has n ot yet determined whether any changes to those useful lives are going to have a material impact on the results of its operations.

SFAS 142 requires that goodwill be tested annually for impairment using a two -step process. The first step is to identify a potential impairment and, in transition, this step must be performed as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any. Intangible assets deemed to have an indefinite life will be tested for impairment using a one -step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting fr om the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the year ended December 31, 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earni ngs and financial position.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". The standard provides the accounting requirements for retirement obligations associated with tangible long - lived assets. The standard requ ires that the obligation associated with the retirement of tangible long - lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance p rovided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long - Lived Assets". The standard supersedes SFAS 121 and parts of Accounting Principles Board Opinion No. 30 regarding accounting for the impairment or disposal of long -lived assets. The standard changes existing guidance regarding the calculation of impairment losses, and also provides new guidance regarding the presentation of assets to be disposed of. The Company is required to comply with SFAS 144 in its financial statements for the year ending December 31, 2002. The Company is currently assessing the impact of SFAS 144 on its financial position and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 7, 2002.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

//SIGNED//NADINE VERBINNEN

By: Nadine Verbinnen

Finance and Accounting Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 7, 2002.

INEOS HOLDINGS LIMITED
Registrant Guarantor

//SIGNED//NADINE VERBINNEN

By: Nadine Verbinnen
Finance and Accounting Director